Intrusion Inc.

101 East Park Blvd, Suite 1200

Plano, Texas 75074

(972) 234-6400

July 25, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mariam Mansaray and Jan Woo

RE:	Intrusion Inc.
Registration Statement on Form S-1 SEC File No. 333-280914 (the “Registration Statement”) REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Intrusion Inc. (the “Registrant”) respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) declare the Registration Statement effective as of 4:00 p.m. Eastern Daylight Time, on Monday, July 29, 2024, or as soon as practicable thereafter, or at such other time as the Registrant or the Registrant’s legal counsel Anthony, Linder & Cacomanolis, PLLC, request by telephone that such Registration Statement be declared effective.

The Registrant hereby authorizes Craig D. Linder, Esq., of Anthony, Linder & Cacomanolis, PLLC, to orally modify or withdraw this request for acceleration.

We request that we be notified of such effectiveness by a telephone call to Mr. Linder at (561) 514-0936 of Anthony, Linder & Cacomanolis, PLLC, as soon as the Registration Statement has been declared effective. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such registration statement be sent to Mr. Linder, via email at clinder@alclaw.com. Please contact Mr. Linder if you have any questions or concerns regarding this matter.

Very truly yours,

Intrusion Inc.

By:	/s/ Kimberly Pinson
Name:	Kimberly Pinson
Title:	Chief Financial Officer